UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1444
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 196,122
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 196,122
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 439,1221
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 439,1221
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,1221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%1
14	TYPE OF REPORTING PERSON IA

1 Because Riley Investment Management LLC has sole investment and voting power over 196,122 Shares held by Riley Investment Partners, L.P. and 243,000 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 209,164 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,3211
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 532,3211
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,3211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%1
14	TYPE OF REPORTING PERSON IN

1 Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions.  In addition, Mr. Riley, as Chairman of B. Riley & Co., LLC, controls its voting and investment decisions.  Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 196,122 Shares held by Riley Investment Partners, L.P., the 243,000 Shares held in managed accounts by investment advisory clients of Riley Investment Management LLC and the 100 Shares held by B. Riley & Co., LLC.  Includes 93,099 Shares held by Bryant and Carleen Riley.
2 As the sole manager of Riley Investment Management LLC, Mr. Riley has shared voting and dispositive power over 209,164 Shares held by investment advisory clients of Riley Investment Management LLC.  Mr. Riley disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,679
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 174,679
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IA, IN, OO

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON TELECOM GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 92931L203

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 17, 2010, the Reporting Persons delivered a letter to the independent members of the Issuer’s Board of Directors (the “Board”) regarding the proposed cash-and-stock, or all cash, acquisition of the Issuer by TGI for a purchase price of $3.50 per share.  Unfortunately, the Board and management of the Issuer have repeatedly refused to meet with the Reporting Persons to engage in substantive negotiations regarding a proposed transaction.  As a result of this inaction by the Board and its oral advice that the Reporting Persons’ proposal is inadequate without even bothering to have any discussions with the Reporting Persons on the synergies of their proposal, the Reporting Persons have no reason to believe that any strategic process that may be undertaken by the Issuer will be anything other than window dressing and a convenient excuse for further stalling tactics, resulting in the continued deterioration of stockholder value and the inability of stockholders to receive full and fair value for their shares.

The Issuer’s continued disappointing operating results for the first quarter of fiscal 2011 announced this week only heighten these concerns as stockholder value continues to deteriorate.  The Reporting Persons believe that any statements from management regarding expected improvements in financial performance are not credible, given that the Issuer fell disastrously short of its projections for fiscal 2009 and 2010 and has refused to issue any guidance for fiscal 2011.  There is no reason to believe that current management will be able to reverse this trend, given its past poor performance and inability to accurately forecast the Issuer’s business.

Given the Board’s actions in view of the Issuer’s and management’s performance, which include rewarding CEO Andy Hidalgo and CFO Joe Heater with five-year evergreen employment agreements and adopting a poison pill and stockholder-adverse bylaw amendments, the Reporting Persons have serious concerns whether the Board will act in the best interests of stockholders.

The Reporting Persons demand that the special committee meet with the Reporting Persons by no later than September 27, 2010 to engage in substantive discussions regarding their proposal.  As part of these discussions, the Reporting Persons would not expect to enter into any standstill agreement with the Issuer, as the Reporting Persons believe such an agreement would only be used to insulate the Board at the expense of stockholders.  If the Board or special committee fails to meet with the Reporting Persons by such date or to conduct a bona fide and rapid process to maximize stockholder value, the Reporting Persons will withdraw their proposal and reserve the right to pursue any and all actions in the best interests of all stockholders, including taking their proposal, or a modified proposal to reflect any further deterioration in the Issuer’s business, directly to stockholders.  Finally, as a sign of good faith and to express its trust in the better judgment of the Issuer’s stockholders, the Reporting Persons request that the Board immediately revoke the Issuer’s poison pill so that, if necessary, stockholders can decide the future of their company for themselves.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 92931L203

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of September 10, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 14, 2010.

(a)           As of the close of business on September 16, 2010, RIP beneficially owned 196,122 Shares, representing approximately 2.8% of the Shares outstanding.

As of the close of business on September 16, 2010, RIM beneficially owned 243,000 Shares held in certain managed accounts of its investment advisory clients, representing approximately 3.5% of the Shares outstanding.  RIM, as the general partner of RIP, may be deemed to beneficially own the 196,122 Shares beneficially owned by RIP, representing approximately 2.8% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 439,122 Shares beneficially owned by RIM, representing approximately 6.3% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts and beneficially owned by RIP, except to the extent of their pecuniary interest therein.

As of the close of business on September 16, 2010, BRC beneficially owned 100 Shares, representing less than 1% of the Shares outstanding.  Mr. Riley, as the Chairman and owner of all of the outstanding membership interests of BRC, may be deemed to beneficially own such Shares.

As of the close of business on September 16, 2010, Mr. Riley directly owned 93,099 Shares, representing approximately 1.3% of the Shares outstanding.

As of the close of business on September 16, 2010, Mr. Miller had voting and dispositive power over 174,679 Shares held by Milfam II, representing approximately 2.5% of the Shares outstanding.

As of the close of business on September 16, 2010, TGI did not directly own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Amendment No. 5 shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over 209,164 Shares held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II.

CUSIP NO. 92931L203

(c)           Since the filing of Amendment No. 4, BRC purchased 100 Shares on September 14, 2010 for a purchase price of $3.13 per Share.  Such transaction was effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except RIM’s advisory clients are entitled to any dividends or proceeds paid with respect to Shares held by such persons.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Independent Members of the Issuer’s Board, dated September 17, 2010

CUSIP NO. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By:	Riley Investment Management LLC, its general partner

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

TELECOM GLOBAL INC.

By:	/s/ Kenneth Young
	Name:	Kenneth Young
	Title:	President